Filed by iGames Entertainment, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                   And deemed filed pursuant to Rule 14a-12 and Rule 14d-2 Under the Securities Exchange Act of 1934
                                     Subject Company: iGames Entertainment, Inc.
                                                    Commission File No.000-49723
News Release
                                                           FOR IMMEDIATE RELEASE
                                                                 January 8, 2004
INVESTOR CONTACT:
Investor Relations
(800) 530-1558

                 IGAMES ENTERTAINMENT, INC. ANNOUNCES CLOSING OF
                  ACQUISITION TO PURCHASE AVAILABLE MONEY, INC.

KING OF PRUSSIA, PA - iGames Entertainment Inc. (OTC Bulletin Board: IGME -
News) today announced that the acquisition of Available Money, Inc. closed effective January 6, 2004. The $6,000,000 purchase price was paid with a combination of cash and stock, with $2,000,000 in cash paid at closing.

The expedited closing was made possible through the cooperation of Chex Services, Inc., whom iGames Entertainment has agreed to purchase through a previously announced transaction. Chex Services, Inc. provided financing for the cash payment at closing on terms that will provide Chex Services, Inc. with a 50% participation in Available Money's revenues and income for 90 days, and a 50% participation in Available Money's income until the financing is repaid.

Christopher Wolfington, Chairman & CEO of iGames Entertainment stated, "This transaction achieves many of our objectives, including a stronger presence in the traditional gaming markets, strong revenue and cash flow, and a more diversified customer base to up sell our other products.

"The assistance of Chex Services to complete the transaction demonstrates the validity of our plan to leverage the talents of our seasoned management to build our combined companies into an industry leader," stated Mr. Wolfington.

About iGames Entertainment

iGames Entertainment, Inc. develops, manufactures and markets technology-based products for the gaming industry. The Company's growth strategy is to become the innovator in cash access and financial management systems for the gaming industry. The business model is specifically focused on specialty transactions in the cash access segment of the funds transfer industry. For a complete corporate profile on iGames Entertainment, Inc., please visit the Company's corporate website at http://www.igamesentertainment.com.

Safe Harbor Act Notice: Certain matters discussed in this news release are forward-looking statements, as it is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, statements concerning iGames Entertainment's commencement of a new business plan, and its ability to raise funds in connection with such plan, the ability to close pending transactions and other risks detailed from time to time in iGames Entertainment's filings with the Securities and Exchange Commission. Actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of iGames Entertainment Inc. For more information, please contact Investor Relations, 800-530-1558.